November 5, 2018

Mark Currie
President
Cyclerion Therapeutics, Inc.
301 Binney Street
Cambridge, MA 02142

       Re: Cyclerion Therapeutics, Inc.
           Draft Registration Statement on Form 10
           Submitted on October 9, 2018
           CIK 0001755237

Dear Dr. Currie:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10 submitted on October 9, 2018

Industry and Other Data, page i

1. Please revise your statements that you have verified industry and market data from third party sources to clarify that you are liable for the information included in the registration statement.
Cover page, page 1

2. Please revise your disclosure to remove promotional statements concerning Ironwood's anticipated profitability, strong revenue growth and expanding margins as these
 Mark Currie
FirstNameTherapeutics, Inc.
Cyclerion LastNameMark Currie
Comapany 5, 2018
November NameCyclerion Therapeutics, Inc.
November 5, 2018 Page 2
Page 2
FirstName LastName
         statements are speculative and inappropriate for you to make. We will not object to an objective discussion of Ironwood's continuing business and product portfolio.
Information Statement Summary
Cyclerion
Overview, page 11

3. We note your statement that the presentation in your pipeline development chart represents ongoing phases of development and does not correspond to the initiation or completion of a particular phase. Please revise your pipeline development chart so that the arrows correspond to the current stage of development. As an illustrative example only, we note that you have not yet completed Phase 2 development for any of your product candidates. Please revise your disclosure accordingly.
Value-Creating Enablers, page 13

4. We note statements throughout your information statement that imply you will be able to successfully progress your product candidates to commercialization in a rapid or accelerated manner and/or mitigate risk of unsuccessful clinical trials. As these statements are speculative and suggest that investors are afforded protection from loss, please revise your disclosure here and throughout your information statement to remove these implications. As a non-exhaustive list of illustrative examples only, we note the following statements:
           We leverage a diverse cross-disciplinary network of external advisors and experts to advance our drug candidates quickly and with early, risk-reducing clinical readouts.

           The collective experience and singular focus of the team in the biology and pharmacology of the nitric oxide-cGMP pathway, as well as the medicinal chemical insights around sGC stimulators, give us unique insights into the mechanisms by which to realize the therapeutic potential of pharmacologically tailored sGC stimulation. Further, this allows increasingly rapid discovery and development of differentiated compounds optimized for their disease target.
           This program structure coupled with our streamlined governance is designed to support high-velocity decision making and rapid rescaling and redeployment of resources.
5. We note your description of your "best owner approach" whereby you develop and commercialize product candidates independently or through a partner depending on which path you believe will offer the greatest risk-adjusted value for our stockholders and accelerates global patient access to our drugs. Please clarify whether you have any partnerships related to any of your product candidates. If you do, please describe these agreement and file them as exhibits to provide as with an analysis supporting your determination that they are not required to be filed.
 Mark Currie
Cyclerion Therapeutics, Inc.
November 5, 2018
Page 3
Risks Related to our Business, page 14

6. Please add a bullet point highlighting the risk of competition from marketed products and product candidates in development, as discussed on page 39.
Risk Factors, page 20

7. Please add a risk factor under an appropriate heading that discusses the risk that you will be dependent on the intellectual property license agreement with Ironwood. Once known, please expand your disclosure in the Business section to include all of the material terms of the license agreement.
Business
Our solution, page 90

8. We note your disclosure that olinciguat has the potential for similar efficacy in SCD patients. Efficacy determinations are the within sole authority of the FDA. Please revise your disclosure to remove the implication that your clinical data shows efficacy. Please revise similar statements throughout your information statement that refer to your product candidate's potential for efficacy or clinical activity. We will not object to an objective discussion of your observations in clinical and preclinical studies. However, your disclosure should not indicate that the treatment resulted in the observations.
       You may contact Sasha Parikh at 202-551-3627 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameMark Currie                                  Sincerely,
Comapany NameCyclerion Therapeutics, Inc.
                                                               Division of
Corporation Finance
November 5, 2018 Page 3                                        Office of
Healthcare & Insurance
FirstName LastName